Darrick M. Mix
Direct Dial: (215) 977-2006
Direct Fax: (215) 405-2906
E-mail: dmix@wolfblock.com
July 1, 2008
VIA OVERNIGHT DELIVERY, EMAIL AND EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Christina Chalk
           Senior Special Counsel, Office of Mergers and Acquisitions

Re:	Toll Brothers, Inc.
Schedule TO-I Filed June 16, 2008
SEC File No. 5-37253
Ladies and Gentlemen:
     We are writing on behalf of Toll Brothers, Inc. (the “Company”) in response to your letter of June 24, 2008 (the “Letter”) with respect to the Company’s above-captioned Schedule TO-I (the “Schedule TO”).
     Today, the Company filed via EDGAR Amendment No. 1 to the Schedule TO (the “Amendment”) as well as this response letter. Under separate cover, we will send to you via overnight delivery three hard copies of the Amendment.
     The numbered paragraphs below, in bold, restate the numbered paragraphs in your letter. The discussion set forth below is the Company’s response to each comment.
Offering Memorandum — Summary Term Sheet

1.	Why can’t Toll Brothers just reprice my options?

Despite the heading of this subsection, the disclosure does not explain why Toll Brothers cannot reprice the options that are the subject of this Offer. Since the company through its board of directors decides what actions to propose to shareholders for their approval, explain why this exchange offer was pursued in favor of repricing.
Boston, MA ▪ Cherry Hill, NJ ▪ Harrisburg, PA ▪ New York, NY ▪ Norristown, PA ▪ Philadelphia, PA ▪ Roseland, NJ ▪ Wilmington, DE
WolfBlock Government Relations — Harrisburg, PA ▪ WolfBlock Public Strategies — Boston, MA, New York, NY and Washington, DC
WolfBlock LLP, a Pennsylvania Limited Liability Partnership

U.S. Securities and Exchange Commission
July 1, 2008

     Response: The repricing of Eligible Options by simply lowering the exercise price, like the Exchange Program, could only be undertaken with the approval of the Company’s stockholders.  In making the decision to recommend to the Company’s stockholders approval of the Exchange Program, the Board of Directors balanced the objective of reinstating the retention and motivational value of our stock option program with respect to our employee-optionees against the impact of such a program on existing stockholders.  We do not believe a repricing would have achieved a balancing of these concerns as much as the Exchange Program would because a repricing would have a greater dilutive effect on existing stockholders than the Exchange Program, the number of shares subject to stock options would not be reduced in a repricing, and a repricing would result in a greater charge to the Company’s earnings than the Exchange Program. The Company has amended the Schedule TO accordingly.
     In addition, we have modified the question to make clear what the term “reprice” means by adding the following at the end of the question “(i.e., lower the exercise price of my Eligible Options)”.
2.	May Toll Brothers cancel this Offer?

The disclosure here indicates that Toll Brothers may cancel this Offer at any time “in its sole discretion,” without reference to the conditions set forth in Section 7 of the offering memorandum. While a bidder may condition a tender offer on any number of conditions that are adequately described in the offer materials and outside of the control of the bidder, reserving the right to terminate an offer at will and for no reason impermissibly renders that offer illusory. Please confirm in your response letter that the disclosure in this section is intended only to refer to Toll Brothers’ ability to terminate the Offer upon the occurrence or non-occurrence of the conditions outlined in Section 7. We may have additional comments after reviewing your response.
     Response: The Company confirms that the disclosure in response to the question “May Toll Brothers cancel this Offer?” is intended only to refer to the Company’s ability to terminate the offer upon the occurrence or non-occurrence of the conditions outlined in Section 7 of the Offering Memorandum. The Company has amended the Schedule TO accordingly.

U.S. Securities and Exchange Commission
July 1, 2008

     We trust that the above fully responds to your questions and comments. If you have any additional questions or comments, please do not hesitate to call me at (215) 977-2006. Thank you very much.

Sincerely,
/s/ Darrick M. Mix
Darrick M. Mix
For WolfBlock LLP

cc:	Mark K. Kessler, General Counsel, Toll Brothers, Inc.
Tara Smith, Counsel, Toll Brothers, Inc.